Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1997                             Page 6


                   NOTES TO CONDENSED FINANCIAL STATEMENTS


1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1996.

    In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of March 31, 1997, and the results of its operations and cash flows for the three-month period then ended.

2. The results of operations for the three-month period ended March 31, 1997, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1997.

3. The Company completed the agreement signed December 19, 1996, with Swiss Reinsurance Company (Swiss Re) to merge both companies' claims services firms outside the United States into a new entity, Crawford-THG Limited, in which the Company has a 60% controlling interest. The merger was accounted for as a partial sale of the Company's 100% owned subsidiary, Crawford & Company International (CCI), to Swiss Re and a partial acquisition of Swiss Re's 100% owned subsidiary, Thomas Howell Group (THG), by the Company. Swiss Re's 40% interest in the equity and net income/loss of the joint venture is reflected in the accompanying financial statements as minority interest.

4. Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1997 and 1996 and, therefore, the effect on primary earnings per share has not been shown.

    The Company plans to adopt SFAS No. 128 "Earnings per Share" effective December 15, 1997. This statement will require dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and will require restatement of all prior-period EPS data presented. If this statement had been effective January 1, 1997, the basic EPS would be $0.126 per share and the diluted EPS would be $0.123 per share for the first quarter of 1997, compared to basic EPS of $0.203 per share and diluted EPS of $0.199 per share for the first quarter of 1996.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1997                             Page 7


5. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the Statements of Cash Flows.

6. Certain reclassifications of prior year amounts have been made in the accompanying balance sheets to conform to the current year presentation.

7. On February 4, 1997, the Board of Directors declared a three-for-two stock split on both the Class A Common Stock and Class B Common Stock. The split was effected in the form of a 50% stock dividend on the outstanding shares of each class, paid on March 25, 1997 to stockholders of record on March 11, 1997. All share and per share amounts in the accompanying financial statements have been restated to give retroactive effect to the stock split.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1997                             Page 8

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

At March 31, 1997, current assets exceeded current liabilities by approximately $154.6 million, an increase of $18.4 million from the working capital balance at December 31, 1996. Cash and cash equivalents at March 31, 1997 totaled $64.6 million, increasing $9.2 million from the balance at the end of 1996. The Company held no short-term investments at March 31, 1997 or December 31, 1996. During the quarter, cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, acquisitions of property and equipment, and repurchases of common stock. At March 31, 1997, the ratio of current assets to current liabilities was 2.0 to 1 compared with 2.2 to 1 at the end of 1996.

During 1996, the Company announced a share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through March 31, 1997, the Company has reacquired 1,423,200 shares of its Class A Common Stock and 369,350 shares of its Class B Common Stock at an average cost of $13.16 and $13.15 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of March 31, 1997, totaled $19.0 million, as compared to $8.4 million at the end of 1996, due to the acquisition of THG. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at March 31, 1997 was $215.7 million, compared with $221.5 million at the end of 1996. Long-term debt totaled $4.3 million at March 31, 1997, or approximately 2.0% of shareholders' investment.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1997                             Page 9


Results of Operations

Operating results for the Company's domestic and international operations for the three-month periods ended March 31, 1997 and 1996 are as follows:

                          Domestic          International          Total
                       1997      1996       1997     1996      1997      1996
                            (In thousands of dollars, except percentages)

Revenues             $139,907  $141,112  $ 26,044  $ 20,451  $165,951  $161,563

Compensation
  & Benefits           89,433    92,751    16,424    12,166   105,857   104,917
% of Revenues           63.9%     65.7%     63.1%     59.5%     63.8%     64.9%

Expenses Other
  than Compensation
  & Benefits           31,653    32,870     9,159     6,298    40,812    39,168
% of Revenues           22.6%     23.3%     35.2%     30.8%     24.6%     24.2%

Pretax Income Before
  Restructuring
  Charge and
  Minority Interest  $ 18,821  $ 15,491  $    461  $  1,987  $ 19,282  $ 17,478
% of Revenues           13.5%     11.0%      1.8%      9.7%     11.6%     10.8%


For the first three months of 1997, revenues were $166.0 million, increasing 2.7% from the $161.6 million for the same period in 1996. Consolidated pretax income before restructuring charge and minority interest increased 10.3%, or $1.8 million, in first quarter 1997 compared to the same period in 1996. While revenues increased 2.7%, costs increased only 1.8% due to efficiencies achieved in operating and support activities throughout the Company.


DOMESTIC OPERATIONS

Revenues

Domestic revenues from insurance companies and self-insured clients benefited from increased assignments arising from product liability claims, an area which the Company has targeted for revenue growth. The generally mild 1997 winter, however, resulted in fewer weather-related property assignments than in the 1996 period and that factor, together with lower workers compensation claims, resulted in first quarter 1997 revenues of $139.9 million, off just under 1% from the comparable quarter of 1996.


Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1997                            Page 10


Domestic unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 4% in the first quarter of 1997 compared to the first quarter of 1996. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.6% in the first three months of 1997 compared to the comparable period in 1996. The Company's acquisition of the Thomas Howell Group - Americas unit based in the United States increased domestic revenues by 1.5% in the first quarter 1997 compared to first quarter 1996.

Revenues from domestic operations include $6.7 million in revenue from services provided by the Company's catastrophe adjusters during the first quarter of 1997, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. During the first quarter of 1996, such revenue approximated $8.4 million. This decrease was due to a decrease in weather-related claims in first quarter 1997 compared to first quarter 1996.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense decreased as a percent of revenues from 65.7% in the three months ended March 31, 1996 to 63.9% in the same period in 1997. This decrease is due primarily to a decline in administrative compensation expense.

Domestic salaries and wages of personnel other than contract managers decreased by 3.6%, from $66.0 million in first quarter 1996 to $63.6 million in first quarter 1997. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $10.4 million in the three-month period ended March 31, 1997, increasing 4.4% from related 1996 costs of $10.0 million.

Payroll taxes and fringe benefits for domestic operations totaled $15.4 million in first quarter 1997, decreasing 8.2% from first quarter 1996 costs of $16.8 million, due primarily to lower employee group medical costs.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 22.6% of revenues for the three months ended March 31, 1997, down from 23.3% of revenues for the same period in 1996. This decline is largely due to lower rent and occupancy and automobile fleet costs.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1997                             Page 11


INTERNATIONAL OPERATIONS

Revenues

Revenues from the Company's international operations totaled $26.0 million for the first quarter of 1997, a 27.3% increase from $20.5 million for the same period in 1996. This increase is due to the THG acquisition, which contributed international revenues of approximately $9 million in the quarter. Only one month's results for THG's international operations were included in the first quarter 1997, due to a two-month delay in reporting international results.

International revenues excluding acquired revenues declined by approximately $3.5 million, due primarily to a decline in weather-related claims in the United Kingdom and Canada and fewer disability management claim referrals resulting from regulatory changes in the Canadian automobile liability market.

Compensation and Fringe Benefits

Compensation expense, including related payroll taxes and fringe benefits, was also affected by the acquisition of THG, with the acquisition adding $5.2 million of compensation costs. Compensation expense exclusive of the acquisition declined by $.9 million. As a percent of revenues, such expense increased from 59.5% in the three months ended March 31, 1996 to 63.1% in the comparable period in 1997. Salaries and wages of international personnel increased from 48.9% of revenues in 1996 to 52.2% in 1997. Payroll taxes and fringe benefits also increased as a percent of revenues, from 7.5% in 1996 to 9.3% in 1997, due primarily to more generous retirement programs maintained by the acquired THG entities.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 35.2% of international revenues for the first three months of 1997, compared to 30.8% of revenues for the same period in 1996. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs.



Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1997                            Page 12


Restructuring Charge

In connection with the THG acquisition, the Company recorded a pretax charge of $13 million for personnel, facilities and other costs associated with integration of the Company's international businesses. This one-time charge will be recovered through lower operating costs within a year after the restructuring is completed. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced Crawford's first quarter 1997 net income by $5.2 million, or $0.10 per share.

Minority Interest

A minority interest benefit of $3.2 million was recorded in the first three months of 1997, reflecting Swiss Re's 40% minority interest in the net loss of Crawford-THG Limited.


Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1997                            Page 13


Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 14).


Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1997                            Page 14


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of March 31, 1997 and the related condensed consolidated statements of income for the three-month periods ended March 31, 1997 and 1996 and the related condensed consolidated statements of cash flows for the three-month periods ended
March 31, 1997 and 1996. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1996 (not presented separately herein), and in our report dated January 28, 1997, we expressed an unqualified opinion on that balance sheet. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                     /s/ Arthur Andersen LLP

Atlanta, Georgia
May 7, 1997


Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1997                            Page 15


PART II - OTHER INFORMATION


Item 6.    Exhibits and Reports on Form 8-K.

           (a)   Exhibits

                  3.1   Restated By-laws of the Registrant, as amended
                 15.1   Letter from Arthur Andersen LLP
                 27.1   Financial Data Schedule

           (b)   Reports on Form 8-K

                 Registrant filed no reports on Form 8-K during the period
                   covered by this report.



Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1997                            Page 16


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Crawford & Company
                                               (Registrant)



Date:  May 9, 1997                       /s/D. A. Smith
                                         D. A. Smith
                                         Chairman of the Board and
                                         Chief Executive Officer

Date:  May 9, 1997                       /s/D. R. Chapman
                                         D. R. Chapman
                                         Executive Vice President - Finance
                                         (Principal Financial Officer)

Date:  May 9, 1997                       /s/J. F. Giblin
                                         J. F. Giblin
                                         Vice President and Controller
                                         (Principal Accounting Officer)


Form 10-Q                                              Crawford & Company
Quarter Ended March 31, 1997                           Page 17


                             INDEX TO EXHIBITS

Exhibit No.     Description                               Sequential Page No.
    3.1	        Restated By-laws of the Registrant,
                    as amended                                   18
   15.1         Letter from Arthur Andersen LLP                  29
   27.1         Financial Data Schedule  (for SEC use only)